EXHIBIT 99 - NEWS RELEASE

NEWS RELEASE


FOR IMMEDIATE RELEASE
July 31, 1997

                                            For Additional Information Contact
                                                       Mr. Stephen W. Dederick
                                                       Chief Financial Officer
                                                     GSB Financial Corporation
                                                       One South Church Street
                                                        Goshen, New York 10924
                                                                (914) 294-6151




                       GSB Financial Corporation Announces
                              Third Quarter Results


Goshen, New York-, July 31, 1997 -- GSB Financial Corporation (NASDAQ.- GOSB) announced earnings of $125,000 for the quarter ended June 30, 1997 (the third quarter of its fiscal year) as compared to $113,000 for the third quarter of 1996. For the nine months ended June 30, 1997, net income totaled $524,000 as compared to $319,000 for the nine months ended June 30, 1996. GSB Financial Corporation (the "Company"), the holding company for Goshen Savings Bank (the "Bank"), completed its initial public offering of 2,248,250 shares of its common stock at a price of $10.00 per share on July 9, 1997.

The Bank's total assets amounted to $154.6 million at June 30, 1997 as compared to $96.3 million at September 30, 1996. The increase was caused primarily by the receipt of stock subscriptions for the Company's initial public offering. The offering expired on June 20, 1997 but the excess subscriptions were not returned until after the July 9 closing. Federal funds sold increased by $55.6 million to $57.3 million at June 30, 1997 as stock subscriptions were temporarily invested in federal funds pending the closing. Loans, net increased $5.2 million and securities available for sale decreased by $2.9 million at June 30, 1997 compared to September 30, 1996 levels. Deposits totaled $96.5 million at June 30, 1997 compared to $83.4 million at September 30, 1996. The increase in deposits was also caused principally by the Company's stock offering, as some subscribers deposited funds into existing accounts at the Bank to pay for their subscriptions.

Total equity increased to $12.5 million at June 30, 1997, from $11.7 million at September 30, 1996. The increase in equity resulted from the retention of $524,000 of net income for the first nine months of fiscal 1997 and an increase of $274,000 in the net unrealized gain on securities available for sale.

Interest Income was $1.7 million for the third quarter of 1997 as compared to $1.5 million for the third quarter of 1996. For the nine months ended June 30, 1997, interest income amounted to $5.0 million as compared to $4.6 million for the same period in 1996. These increases were primarily due to an increase in interest earned on loans caused by both volume and rate increases. To a lesser extent, interest income increased due to an increase in the volume of federal funds sold as the Company invested stock subscriptions received.

Interest Expense was $850,000 for the third quarter of 1997 as compared to $802,000 for the same quarter in 1996. The increase in the third quarter was mainly due to interest expense on the stock subscriptions. For the nine months ended June 30, 1997, interest expense totaled $2.4 million as compared to $2.6 million for the same period in 1996.

Non-Interest Income was $65,000 for the third quarter of 1997 as compared to $56,000 the same quarter in 1996. For the nine months ended June 30, 1997, non-interest income totaled $282,000 as compared to $410,000 for the same period in 1996. The decrease of $128,000 was primarily due to a decrease of $114,000 in realized gains on securities and a decease of $26,000 on capital gain distributions on a mutual fund investment, partially offset by an increase of $17,000 in other income.

Non-Interest Expense was $723,000 for the third quarter of 1997, compared to $614,000 for the comparable quarter in 1996. For the nine months ended June 30, 1997, non-interest expense amounted to $2.1 million as compared to $1.9 million for the same period in 1996. These increases were primarily caused by an increase in salaries and employee benefits expense due in substantial part to normal salary increases, the effect of promotions, and a slight increase in employees due to the opening of a branch. The nine month periods were also affected by a $50,000 expense recorded during the second quarter of fiscal 1997 for costs related to the removal of environmental contamination on property adjoining the Bank's main office.

Goshen Savings Bank is a federally-chartered stock savings bank operating out of two offices in Goshen, New York.

Consolidated balance sheets and statements of income are attached.

GSB Financial Corporation and Subsidiary
CONSOLIDATED STATEMENTS OF INCOME
         (Unaudited)
(In thousands except shares and per share amounts)

                                            For the Quarter Ended           For the Nine Months Ended
                                                 June 30,                             June 30,
                                            ----------------------          --------------------------
                                            1997              1996              1997             1996
                                            ----              ----              ----             ----
INTEREST INCOME
     Loans                                 $1,217            $1,085            $3,559           $3,187
     Federal funds sold                       119                34               167              109
     Securities                               291               317               981            1,051
     Mortgage-backed securities               101               113               317              282
                                           ------            ------            ------           ------
           Total interest income            1,728             1,549             5,024            4,629

INTEREST EXPENSE
     Deposit accounts                         808               802             2,331            2,574
     Other borrowings                        --                --                  24             --
     Stock subscription interest
      expense                                  42              --                  42             --
                                           ------            ------            ------           ------
       Total Interest expense                 850               802             2,397            2,574
     Net interest income                      878               747             2,627            2,055
     Provision for loan losses                 10              --                  10               14
                                           ------            ------            ------           ------
     Net interest income after
      provision for loan losses               868               747             2,617            2,041

NON-INTEREST INCOME
     Service charges on deposit
      accounts                                 33                36               104              109
     Other income                              31                20                84               67
     Net realized gains on
      securities                                1              --                   1              115
     Capital gains distributions             --                --                  93              119
                                           ------            ------            ------           ------
       Total non-interest income               65                56               282              410

NON-INTEREST EXPENSE
     Salaries and employee benefits           421               344             1,168            1,071
     Occupancy and equipment                  105                82               227              222
     Other non-interest expense               197               188               702              628
                                           ------            ------            ------           ------
     Total non-interest expense               723               614             2,097            1,921
                                           ------            ------            ------           ------

     Income before income taxes               210               189               802              530
Income tax expense                             85                76               278              211
                                           ------            ------            ------           ------
Net income                                 $  125            $  113            $  524           $  319
                                           ======            ======            ======           ======

GSB Financial Corporation and Subsidiary

CONSOLIDATED BALANCE SHEETS
         (Unaudited)
(In thousands except shares and per share amounts)

                                                    June 30,      September 30,
                                                      1997            1996
                                                    --------      -------------
ASSETS
   Cash and due from banks                          $  2,733         $  2,964
   Federal funds sold                                 57,300            1,720
   Securities available for sale                      20,228           23,081
   Mortgage-backed securities available
     for sale                                            578             --
   Mortgage-backed securities held to
     maturity (estimated market values of
     $6,114 and $6,529 at June 30, 1997 and
     September 30, 1996 respectively)                  6,011            6,474
   Loans, net                                         63,901           58,727
   Banking house and equipment                         2,275            2,261
   Accrued interest receivable                           647              665
    Prepaid expenses and other assets                    976              432
                                                    --------         --------
     Total assets                                   $154,649         $ 96,324
                                                    ========         ========
LIABILITIES AND EQUITY
 Liabilities
   Deposits                                         $ 96,511         $ 83,442
   Mortgagors' escrow deposits                           219               54
   Stock subscription proceeds                        44,356             --
   Accrued expenses and other liabilities              1,018            1,081
   Other borrowings                                     --               --
     Total liabilities                              $142,104         $ 84,577

 Equity
   Retained earnings                                $ 12,128         $ 11,604
   Net unrealized gain on securities
     available for sale                                  417              143
                                                    --------         --------
       Total equity                                 $ 12,545         $ 11,747
                                                    --------         ========
       Total liabilities and equity                 $154,649         $ 96,324
                                                    ========         ========